Exhibit 99.1

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 3, 2009

Talisman Energy Inc.
Consolidated Balance Sheets
(unaudited)

	September 30	December 31
(millions of C$)	2009	2008
		(restated -
Assets		note 2)
Current
Cash and cash equivalents (note 16)	2,007	91
Accounts receivable	1,133	2,419
Inventories	141	181
Prepaid expenses	24	17
Assets of discontinued operations (note 2)	21	220
	3,326	2,928

Other assets (note 5)	260	234
Goodwill (note 4)	1,256	1,251
Property, plant and equipment	18,569	18,636
Assets of discontinued operations (note 2)	493	1,226
	20,578	21,347
Total assets	23,904	24,275

Liabilities
Current
Bank indebtedness	69	81
Accounts payable and accrued liabilities	1,926	1,875
Income and other taxes payable	282	468
Current portion of long-term debt (note 8)	11	-
Future income taxes	50	300
Liabilities of discontinued operations (note 2)	2	94
	2,340	2,818

Deferred credits	54	51
Asset retirement obligations (note 6)	1,948	1,954
Other long-term obligations (note 7)	235	173
Long-term debt (note 8)	3,840	3,961
Future income taxes	3,933	4,007
Liabilities of discontinued operations (note 2)	81	161
	10,091	10,307

Contingencies and commitments (note 15)

Shareholders' equity
Common shares, no par value (note 9)
Authorized: unlimited
Issued and outstanding:
2009 - 1,015 million (December 2008 - 1,015 million)	2,374	2,372
Contributed surplus	134	84
Retained earnings	9,399	8,966
Accumulated other comprehensive loss	(434)	(272)
	11,473	11,150
Total liabilities and shareholders' equity	23,904	24,275

See accompanying notes.

Talisman Energy Inc.
Consolidated Statements of Income and Loss
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
(millions of C$)	2009	2008	2009	2008
		(restated -		(restated -
		note 2)		note 2)
Revenue
Gross sales	1,771	3,219	5,371	9,203
Hedging loss	-	(4)	-	(28)
Gross sales, net of hedging	1,771	3,215	5,371	9,175
Less royalties	264	582	777	1,634
Net sales	1,507	2,633	4,594	7,541
Other	29	28	89	84
Total revenue	1,536	2,661	4,683	7,625

Expenses
Operating	494	494	1,506	1,449
Transportation	51	62	158	163
General and administrative	79	58	242	195
Depreciation, depletion and amortization	610	595	2,005	1,713
Dry hole	84	137	380	272
Exploration	74	101	202	272
Interest on long-term debt	54	45	144	125
Stock-based compensation (recovery) (note 10)	98	(297)	249	(37)
(Gain) loss on held-for-trading financial instruments (note 11)	(98)	(567)	270	31
Other, net (note 12)	(79)	(109)	25	(131)
Total expenses	1,367	519	5,181	4,052
Income (loss) from continuing operations before taxes	169	2,142	(498)	3,573
Taxes
Current income tax	161	409	468	1,133
Future income tax (recovery)	(26)	354	(511)	299
Petroleum revenue tax	21	36	60	160
	156	799	17	1,592
Net income (loss) from continuing operations	13	1,343	(515)	1,981
Net income from discontinued operations (note 2)	17	82	1,063	336
Net income	30	1,425	548	2,317

Per common share (C$):
Net income (loss) from continuing operations	0.01	1.32	(0.51)	1.95
Diluted net income (loss) from continuing operations	0.01	1.30	(0.51)	1.91
Net income from discontinued operations	0.02	0.08	1.05	0.33
Diluted net income from discontinued operations	0.02	0.08	1.05	0.32
Net income	0.03	1.40	0.54	2.28
Diluted net income	0.03	1.38	0.54	2.23
Average number of common shares outstanding (millions)	1,015	1,018	1,015	1,018
Diluted number of common shares outstanding (millions)	1,035	1,033	1,015	1,037

See accompanying notes.

Talisman Energy Inc.
Consolidated Statements of Comprehensive Income (Loss)
(unaudited)

	Three months ended September 30		Nine months ended September 30
(millions of C$)	2009	2008	2009	2008

Net income	30	1,425	548	2,317

Foreign currency - translation of self-sustaining foreign operations[1]	759	(615)	1,389	(718)
Foreign currency - translation into reporting currency	(1,055)	338	(1,551)	641
Gains and losses on derivatives designated as cash flow hedges
Gains (losses) arising during the period[2]	23	(7)	35	(16)
(Gains) losses recognized in net income[3]	(21)	12	(35)	29
	2	5	-	13
Other comprehensive loss	(294)	(272)	(162)	(64)
Comprehensive income (loss)	(264)	1,153	386	2,253
1. Includes net investment hedging gain of $3 million and loss of $(53) million for the three and nine months ended September 30, 2009 respectively (2008 - gain of $74 million and $92 million respectively)

2. Three and nine months ended September 30, 2009 net of tax of $7 million and $12 respectively (2008 - $nil and $(10) million respectively)
3. Three and nine months ended September 30, 2009 net of tax of $nil (2008 - $(2) million and $(14) million respectively)

See accompanying notes.

Talisman Energy Inc. Consolidated Statements of Changes in Shareholders' Equity (unaudited)

	Three months ended September 30		Nine months ended September 30
(millions of C$)	2009	2008	2009	2008

Common shares
Balance at beginning of period	2,374	2,439	2,372	2,437
Issued on exercise of stock options (note 9)	-	1	2	3
Acquisition of commont shares for performance share plan	-	(68)	-	(68)
Balance at end of period	2,374	2,372	2,374	2,372

Contributed Surplus
Balance at beginning of period	119	64	84	64
Stock-based compensation (note 10)	15	8	50	8
Balance at end of period	134	72	134	72

Retained earnings
Balance at beginning of period	9,369	6,441	8,966	5,651
Net income	30	1,425	548	2,317
Common share dividends	-	-	(115)	(102)
Balance at end of period	9,399	7,866	9,399	7,866

Accumulated other comprehensive income (loss)
Balance at beginning of period	(140)	19	(272)	(189)
Other comprehensive loss	(294)	(272)	(162)	(64)
Balance at end of period	(434)	(253)	(434)	(253)

See accompanying notes.

Talisman Energy Inc.
Consolidated Statements of Cash Flows
(unaudited)

	Three months ended September 30		Nine months ended September 30
(millions of C$)	2009	2008	2009	2008
		(restated -		(restated -
		see note 2)		see note 2)
Operating
Net income (loss) from continuing operations	13	1,343	(515)	1,981
Items not involving cash (note 14)	741	107	3,272	1,978
Exploration	74	101	202	272
	828	1,551	2,959	4,231
Changes in non-cash working capital	(91)	60	(65)	(13)
Cash provided by continuing operations	737	1,611	2,894	4,218
Cash provided by discontinued operations	10	124	83	367
Cash provided by operating activities	747	1,735	2,977	4,585

Investing
Capital expenditures
Exploration, development and other	(882)	(1,375)	(2,644)	(3,320)
Property acquisitions	(222)	(64)	(278)	(439)
Proceeds of resource property dispositions	44	38	104	38
Changes in non-cash working capital	197	(221)	(157)	13
Discontinued operations, net of capital expenditures	-	(65)	1,850	128
Cash used in investing activities	(863)	(1,687)	(1,125)	(3,580)

Financing
Long-term debt repaid	(174)	(766)	(970)	(3,130)
Long-term debt issued	-	844	1,249	1,874
Common shares purchased	-	-	-	1
Acquisition of common shares for performance share plan	-	(68)	-	(68)
Common share dividends	-	-	(115)	(102)
Deferred credits and other	7	(2)	14	12
Changes in non-cash working capital	(1)	(1)	1	(4)
Cash provided by (used in) financing activities	(168)	7	179	(1,417)
Effect of translation on foreign currency cash and cash equivalents	(73)	5	(93)	24
Net increase (decrease) in cash and cash equivalents	(357)	60	1,938	(388)
Cash and cash equivalents net of bank indebtedness, beginning of period	2,305	73	10	521
Cash and cash equivalents net of bank indebtedness, end of period	1,948	133	1,948	133

Cash and cash equivalents (note 16)	2,007	154	2,007	154
Cash and cash equivalents reclassified to discontinued operations	10	-	10	-
Bank indebtedness	69	21	69	21
Cash and cash equivalents net of bank indebtedness, end of period	1,948	133	1,948	133

See accompanying notes.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

The Interim Consolidated Financial Statements of Talisman Energy Inc. (“Talisman” or “the Company”) have been prepared by management in accordance with Canadian generally accepted accounting principles.  Certain information and disclosures normally required to be included in notes to Annual Consolidated Financial Statements have been condensed or omitted.  The Interim Consolidated Financial Statements should be read in conjunction with the audited Annual Consolidated Financial Statements and the notes thereto in Talisman’s Annual Financial Report as at and for the year ended December 31, 2008.

1.	Significant Accounting Policies

The Interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the 2008 Annual Consolidated Financial Statements, except as described below.

The following changes in accounting standards have been announced or are effective in 2009:

Goodwill and Intangible Assets

In February 2008, the Canadian Institute of Chartered Accountants (CICA) issued section 3064 relating to the recognition, measurement and disclosure of goodwill and intangible assets.  These recommendations are effective for Talisman’s 2009 reporting and have had no impact on the Company’s Consolidated Financial Statements.

Financial Instruments Disclosure

In June 2009, the CICA revised section 3862 to include a hierarchy concept in measuring financial instruments, a requirement to provide disclosure concerning the fair value measurements of assets and liabilities for each hierarchy level and amendments to the liquidity disclosure requirements.  The recommendations are effective for Talisman’s 2009 annual reporting.  However, since Talisman has previously used a hierarchy concept in measuring financial instruments and provided such disclosure in its Consolidated Financial Statements, this amendment will have no impact on Talisman’s 2009 reporting.

Consolidated Financial Statements

In January 2009, the CICA issued section 1601 which establishes standards for the preparation of consolidated financial statements.  These recommendations are effective January 1, 2011 with early adoption permitted.  The adoption of section 1601 is not expected to have a material impact on Talisman’s reporting.

Business Combinations

In January 2009, the CICA issued section 1582 which establishes principles for the measurement of assets, liabilities and contingencies acquired at fair value, as well as recognizing acquisition-related and reorganization costs separately from the business combination within the consolidated statement of income.  These recommendations are effective for business combinations occurring after January 1, 2011, although early adoption is permitted.

International Financial Reporting Standards (IFRS)

In 2008, the CICA confirmed that publicly accountable enterprises will be required to adopt IFRS in place of Canadian GAAP for interim and annual reporting effective January 1, 2011.  At the present time, the impact of the adoption of IFRS on the Company’s Consolidated Financial Statements is not determinable.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

2.	Discontinued Operations

The assets and liabilities related to discontinued operations have been reclassified as assets or liabilities of discontinued operations on the Consolidated Balance Sheets. Operating results related to these assets and liabilities have been included in net income from discontinued operations on the Consolidated Statements of Income. Comparative period balances have been restated.

	Three months ended September 30
	North America		UK		Scandinavia		Other		Total
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Revenue
Gross sales	21	141	-	55	-	-	2	94	23	290
Royalties	5	26	-	-	-	-	-	12	5	38
Revenues, net of royalties	16	115	-	55	-	-	2	82	18	252
Expenses
Operating, marketing and general	4	16	-	60	-	-	2	6	6	82
Dry hole	-	-	-	-	-	-	-	1	-	1
Depreciation, depletion and amortization	4	19	-	2	-	1	-	14	4	36
Income (loss) from discontinued operations before income taxes	8	80	-	(7)	-	(1)	-	61	8	133
Taxes	2	20	-	(5)	-	(2)	-	35	2	48
Gain (loss) on disposition, net of tax	-	-	11	(3)	-	-	-	-	11	(3)
Net income (loss) from discontinued operations	6	60	11	(5)	-	1	-	26	17	82

	Nine months ended September 30
	North America		UK		Scandinavia		Other		Total
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Revenue
Gross sales	136	416	-	98	-	46	46	179	182	739
Royalties	24	84	-	-	-	3	1	20	25	107
Revenues, net of royalties	112	332	-	98	-	43	45	159	157	632
Expenses
Operating, marketing and general	33	49	-	70	-	-	6	13	39	132
Dry hole	1	5	-	-	-	-	1	3	2	8
Depreciation, depletion and amortization	31	60	-	6	-	21	5	29	36	116
Income from discontinued operations before income taxes	47	218	-	22	-	22	33	114	80	376
Taxes	10	56	-	4	-	1	14	64	24	125
Gain (loss) on disposition, net of tax	433	119	482	12	(9)	(46)	101	-	1,007	85
Net income (loss) from discontinued operations	470	281	482	30	(9)	(25)	120	50	1,063	336

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

	As at September 30, 2009
	North America	UK	Scandinavia	Other	Total
Assets
Current assets	7	-	-	14	21
Property, plant and equipment, net	331	-	110	17	458
Goodwill	9	-	22	4	35
Total assets	347	-	132	35	514
Liabilities
Current liabilities	1	-	1	-	2
Asset retirement obligations	47	-	1	1	49
Future income taxes	-	-	28	4	32
Total liabilities	48	-	30	5	83

	As at December 31, 2008
	North America	UK	Scandinavia	Other	Total[1]
Assets
Current assets	23	29	1	31	84
Property, plant and equipment, net	844	89	63	257	1,253
Goodwill	29	47	29	4	109
Total assets	896	165	93	292	1,446
Liabilities
Current liabilities	3	33	11	41	88
Asset retirement obligations	75	5	1	27	108
Future income taxes	-	10	25	24	59
Total liabilities	78	48	37	92	255

1 $136 million of long-term assets and $6 million of long-term liabilities have been presented as current assets and liabilities, respectively, of discontinued operations on the Consolidated Balance Sheets, since they related to a transaction that closed prior to reporting the December 31, 2008 financial position.

North America

In the third quarter of 2009, Talisman entered into agreements to sell oil and gas producing assets in Western Canada for proceeds of approximately $300 million.  The sale is expected to be completed in the fourth quarter of 2009.

In the second quarter of 2009, Talisman completed the sale of oil and gas producing assets in Southeast Saskatchewan for proceeds of $710 million, resulting in a gain of $321 million, net of tax of $109 million.

In the second quarter of 2009, Talisman completed the sale of certain of its midstream assets in Western Canada for proceeds of $297 million, resulting in a gain of $55 million, net of tax of $19 million.

In the first quarter of 2009, Talisman completed the sale of oil and gas producing assets in Western Canada for proceeds of $90 million, comprising cash and non-cash consideration, resulting in a gain of $57 million, net of tax of $19 million.

In the second quarter of 2008, Talisman sold oil and gas producing assets in Western Canada for proceeds of $247 million, resulting in a gain of $119 million, net of tax of $40 million.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

UK

In the third quarter of 2009, Talisman received approximately $17 million of contingent consideration relating to an agreement entered into in 2007 to sell assets in the UK resulting in a gain of $11 million, net of tax of $6 million.

In the first quarter of 2009, Talisman completed the sale of its assets in the Netherlands for proceeds of $596 million, resulting in a gain of $471 million, net of tax of nil.

In the second and third quarters of 2008, Talisman recorded after-tax write-downs of $10 million and $3 million respectively in respect of oil and gas properties that were sold in the fourth quarter of 2007.

In the first quarter of 2008, the Company recorded an after-tax closing adjustment of $25 million related to the sale of oil and gas properties in 2007.

Scandinavia

Talisman has entered into an agreement to sell a 10% share in the Yme field offshore development and three exploration licenses.  The Company recorded an after-tax write-down of $8 million in the fourth quarter of 2008 and an additional $9 million in the first quarter of 2009.  The sale is expected to be completed in the fourth quarter of 2009.

In the second quarter of 2008, Talisman completed the sale of its assets in Denmark for proceeds of $95 million, resulting in an after-tax writedown of these assets of $18 million.  A write-down of $28 million had previously been recorded in the first quarter of 2008.

Other

In the third quarter of 2009, Talisman entered into an agreement to sell its assets in Tunisia for proceeds of approximately $20 million and working capital adjustments.  The sale is expected to be completed in the fourth quarter of 2009.

In the second quarter of 2009, Talisman completed the sale of assets in Trinidad and Tobago for proceeds of $278 million, resulting in a gain of $101 million, net of tax of nil.

3.	Acquisitions

In August 2009, Talisman acquired 100% of the share capital of Rift Oil plc, a company having 100% working interests in two exploration licences in Papua New Guinea.  In September 2009, Talisman entered into agreements to acquire interests in two additional exploration licences in Papua New Guinea, a portion of which is pending government approval and, accordingly, $21 million of cash is being held in escrow.  These acquisitions, for which the consideration was $222 million in cash, were accounted for using the purchase method and the assets and liabilities acquired were as follows:

Fair value of net assets acquired	Southeast Asia
Property, plant and equipment	293
Working capital	(4)
Future income tax	(67)
222

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

4.	Goodwill

Changes in the carrying amount of the Company’s goodwill are as follows:

	Nine months ended	Year ended
	September 30, 2009	December 31, 2008
Opening balance	1,251	1,293
Foreign currency translation effect	5	(42)
Closing balance [1]	1,256	1,251
1	At September 30, 2009, $35 million (December 31, 2008 - $109 million; January 1, 2008 - $125 million) has been reclassified to assets of discontinued operations.

Goodwill has no tax basis.

5.	Other Assets

	September 30, 2009	December 31, 2008
Accrued pension asset	30	32
Fair value of derivative contracts (note 11)	58	43
Investments	36	41
Future income tax assets	80	57
Note receivable	38	31
Other	18	30
	260	234

6.	Asset Retirement Obligations (ARO)

Changes in carrying amounts of the Company’s ARO associated with its property, plant and equipment are as follows:

	Nine months ended	Year ended
	September 30, 2009	December 31, 2008
ARO liability, beginning of period	1,984	1,868
Liabilities incurred during period	-	92
Liabilities settled during period	(36)	(57)
Accretion expense	93	108
Revisions in estimated future cash flows	-	66
Foreign currency translation	(63)	(93)
ARO liability, end of period[1,2]	1,978	1,984
1
Included in September 30, 2009 and December 31, 2008 liabilities are $30 million and $30 million respectively of short-term reclamation costs recorded in accounts payable on the balance sheet for a net long-term ARO liability of $1,948 million and $1,954 million respectively.

2	At September 30, 2009, $49 million (December 31, 2008 - $108 million; January 1, 2008 - $157 million) has been reclassified to liabilities of discontinued operations.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

7.	Other Long-Term Obligations

	September 30, 2009	December 31, 2008
Accrued pension and other post-employment benefits liability	53	60
Fair value of derivative contracts (note 11)	58	69
Discounted obligations on capital leases[1]	99	31
Other	25	13
	235	173
1	Of the total discounted liability of $119 million (December 31, 2008 - $37 million), $20 million (December 31, 2008 - $6 million) is included in accounts payable and accrued liabilities.

8.	Long-Term Debt

	September 30, 2009	December 31, 2008
Bank credit facilities	-	576
Tangguh project financing	101	102
Debentures and notes (unsecured):
US$ denominated (US$2,810 million, 2008 - US$1,920 million)	3,011	2,350
C$ denominated	350	524
UK£ denominated (UK£250 million)	429	448
Gross debt	3,891	4,000
Prepaid financing costs	(40)	(39)
	3,851	3,961
Less: current portion	(11)	-
	3,840	3,961

In March 2009, Talisman completed a private placement of US$50 million 8.25% Series A Senior Notes due March 11, 2014 and US$150 million 8.50% Series B Senior Notes due March 11, 2016.  Interest on both notes is payable quarterly.

In June 2009, Talisman completed a US$700 million offering of 7.75% notes due June 1, 2019.  Interest on the notes is payable semi-annually.

In September 2009, Talisman repaid $174 million of debt from cash on hand.

9.	Share Capital

Talisman’s authorized share capital consists of an unlimited number of common shares without nominal or par value and first and second preferred shares.  No preferred shares have been issued.

	Nine months ended		Year ended
Continuity of common shares	September 30, 2009		December 31, 2008
	Shares	Amount	Shares	Amount
Balance, beginning of period	1,014,708,249	2,372	1,018,590,255	2,437
Issued on exercise of options	124,715	2	179,994	3
Purchased for PSU plan (note 10)	-	-	(4,062,000)	(68)
Balance, end of period	1,014,832,964	2,374	1,014,708,249	2,372

Subsequent to September 30, 2009, 19,900 stock options were exercised for shares.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

10.	Stock-Based Compensation

Stock Option Plans

Talisman has stock option plans in place that allow for the granting of options to employees and directors. All options issued by the Company permit the holder to purchase one common share of the Company at the stated exercise price or to receive a cash payment equal to the appreciated value of the stock option.

	Nine months ended		Year ended
Continuity of stock options	September 30, 2009		December 31, 2008
	Number of	Weighted-average	Number of	Weighted-average
	Options	exercise price ($)	Options	exercise price ($)
Outstanding, beginning of period	64,877,521	15.14	63,578,912	13.21
Granted	11,707, 515	13.23	17,071,170	17.71
Exercised for common shares	(124,715)	5.03	(179,994)	9.00
Exercised for cash payment	(3,766,766)	9.14	(13,880,528)	9.08
Forfeited/Expired	(1,378,549)	17.42	(1,712,039)	19.11
Outstanding, end of period	71,315,006	15.12	64,877,521	15.14
Exercisable, end of period	34,366,739	13.07	30,135,489	10.80

Subsequent to September 30, 2009, 719,623 stock options were exercised for cash, 19,900 were exercised for shares, nil were granted and 159,665 were cancelled, with 70,415,818 outstanding at October 29, 2009.

Cash Unit Plans

In addition to the Company’s stock option plans, various subsidiaries of the Company issue stock appreciation rights under cash unit plans. Cash units are similar to stock options except that the holder does not have a right to purchase the underlying share of the Company.

	Nine months ended		Year ended
Continuity of cash units	September 30, 2009		December 31, 2008
	Number of	Weighted-average	Number of	Weighted-average
	Units	exercise price ($)	units	exercise price ($)
Outstanding, beginning of period	9,723,082	16.52	9,970,493	15.14
Granted	1,383,310	13.17	2,184,940	18.06
Exercised	-	-	(1,984,466)	10.85
Cancelled/Forfeited	(865,645)	12.14	(447,885)	19.43
Outstanding, end of period	10,240,747	16.38	9,723,082	16.52
Exercisable, end of period	4,926,678	15.04	3,495,861	11.40

Subsequent to September 30, 2009, 128,700 cash units were exercised, nil were granted and nil were cancelled with 10,112,047 outstanding at October 29, 2009.

Performance Share Unit (PSU) Plans

In 2008, Talisman implemented a PSU plan pursuant to which 4,158,860 PSUs were granted.  Half of the PSUs vest on January 31, 2010. The remaining half will vest on the same date, subject to pre-determined performance measures being achieved.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

To satisfy the Company’s obligation to deliver stock to settle various PSUs, the Company established a trust that purchased 4,062,000 shares of common stock on the open market for $68 million. These shares will be held in trust until the PSUs vest.  The Company is not exposed to fluctuations in the stock price in respect of the shares held in trust.

For accounting purposes, the cost of the purchase of common stock held in trust has been accounted for as a reduction in outstanding shares of common stock and the trust has been consolidated in accordance with Accounting Guideline 15 since it meets the definition of a variable interest entity, and the Company is the primary beneficiary of the trust.

In April 2009, the Company implemented a new long-term PSU plan that allows for the granting of PSUs to employees, pursuant to which 4,988,024 PSUs were granted in the second quarter and 135,066 were granted in the third quarter.  The PSUs vest on December 31, 2011 to varying degrees (0-150%), subject to pre-determined performance measures being achieved, and represent the right, subject to performance, to receive one share of the Company.

Deferred Share Unit (DSU) Plan

Talisman also issues DSUs to directors in lieu of cash compensation. Each DSU represents the right to receive a cash payment on retirement equal to the market value of the Company’s shares at the time of surrender. Dividends are credited as additional DSUs when paid. At September 30, 2009, there were 362,293 (December 31, 2008 – 316,390) units outstanding and the mark-to-market liability was $7 million (December 31, 2008 – $4 million). Expense related to the DSUs is recognized in general and administrative expense on the Consolidated Statements of Income.

Restricted Share Unit (RSU) Plan

Talisman has a RSU plan that grants RSUs to eligible employees. All RSUs issued by the Company permit the holder to receive a cash payment equal to the market value of the stock. Typically, RSUs granted under the plan are paid out three years after the grant date. At September 30, 2009, there were 342,730 (December 31, 2008 – 250,181) units outstanding (including dividend equivalent RSUs) and the mark-to-market liability was $3 million (December 31, 2008 – $0.5 million).

Stock-based compensation

For the three months ended September 30, 2009, the Company recorded stock-based compensation expense of $98 million (2008 – recovery of $297 million) in respect of the plans described above as follows: stock options - $76 million, cash units - $6 million, 2008 PSUs - $10 million, 2009 PSUs - $5 million and RSUs - $1 million.

For the nine months ended September 30, 2009, the Company recorded stock-based compensation expense of $249 million (2008 – recovery of $37 million) in respect of the plans described above as follows: stock options - $181 million, cash units - $17 million, 2008 PSUs - $39 million, 2009 PSUs - $11 million and RSUs - $1 million.

Of the combined mark-to-market liability for stock option, cash unit, DSU and RSU plans of $258 million at September 30, 2009 (December 31, 2008 - $93 million), $245 million (December 31, 2008 – $93 million) is included in accounts payable and accrued liabilities and $13 million (December 31, 2008 – nil) is included in other long-term obligations.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

11.	Financial Instruments and Risk Management

Talisman’s financial assets and liabilities at September 30, 2009 comprised cash and cash equivalents, accounts receivable, note receivable, investments, bank indebtedness, accounts payable and accrued liabilities, long-term debt, discounted obligations under capital leases and risk management assets and liabilities arising from the use of derivative financial instruments.

Fair value of Financial Assets and Liabilities

The fair value of debentures and notes is based on market quotations, which reflect the discounted present value of the principal and interest payments using the effective yield for instruments having the same term and risk characteristics.  The fair value of Talisman’s long-term debt at September 30 was $4,119 million, while the carrying value was $3,851 million.  The fair values of all other financial assets and liabilities approximate their carrying values.

Talisman’s processes for estimating and classifying the fair value of financial instruments is consistent with those in place at December 31, 2008.  The following table presents the Company’s material assets and liabilities measured at fair value for each hierarchy level as of September 30, 2009:

	Fair value measurements using
	Level 1 inputs	Level 2 inputs	Level 3 inputs	Total fair value
Assets
Interest rate swaps	-	36	-	36
Cross currency swaps	-	22	-	22
Put options	-	39	-	39
Note receivable	-	-	38	39
	-	97	38	136
Liabilities
Commodity swaps	-	10	-	10
Collars	-	81	-	81
	-	91	-	91

The following table sets forth a reconciliation of changes in the fair value of the assets classified as Level 3 in the fair value hierarchy:

	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008
Balance at beginning of period	36	-	31	-
- Purchases, sales, issuances and settlements	-	40	-	40
- Realized and unrealized gains	2	35	7	35
Balance at September 30	38	75	38	75

Unobservable inputs utilized to determine the fair value of the note receivable include the volatility of the counterparty’s common shares.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

Risk Management Position

Derivative instrument	Balance sheet caption	September 30, 2009	December 31, 2008
Assets
Interest rate swaps	Accounts receivable	13	12
Interest rate swaps	Other assets	23	43
Cross currency swaps	Other assets	23	-
Commodity contracts	Accounts receivable	197	1,186
Commodity contracts	Other assets	12	-
Risk management assets		268	1,241

Liabilities
Cross currency swaps	Accounts payable and accrued liabilities	1	3
Cross currency swaps	Other long-term obligations	-	22
Commodity contracts	Accounts payable and accrued liabilities	203	27
Commodity contracts	Other long-term obligations	58	47
Risk management liabilities		262	99

For the three months ended September 30, 2009, the Company recorded a gain on held-for-trading financial instruments of $98 million (2008 – $567 million).

For the nine months ended September 30, 2009, the Company recorded a loss on held-for-trading financial instruments of $270 million (2008 – $31 million).

Currency Risk

Talisman operates internationally and is therefore exposed to foreign exchange risk. Talisman’s primary exposures are from fluctuations in the US$ relative to the C$, UK£ and NOK. Although Talisman’s reporting currency is C$, its functional currency is US$, since most of its revenues are closely tied to the US$.

Talisman manages its foreign exchange exposure in a number of ways.  By denominating most of its borrowings in US$, the Company is able to reduce some of its economic exposure to currency fluctuations.  Talisman also manages its translation exposure by generally matching internal borrowings with its subsidiaries’ functional currency.  The Company purchases foreign currencies, mostly at spot value, to meet its current foreign currency obligations as they come due.  Talisman had no material outstanding foreign exchange forward contracts at September 30, 2009.

In respect of financial instruments existing at September 30, 2009, a 1% strengthening of the US$ against the other currencies to which the Company is exposed (Canadian dollar, British pound and Norwegian kroner), with all other variables assumed constant, would have resulted in an increase of $7 million in net income and an increase of $9 million in other comprehensive income for the three month period ended September 30, 2009.  A similar weakening of the US$ would have had the opposite impact.

Interest Rate Risk

Talisman is exposed to interest rate risk principally by virtue of its borrowings.  Borrowing in floating rates exposes Talisman to short-term movements in interest rates.  Borrowing in fixed rates exposes Talisman to mark-to-market interest rate risk as well as reset risk (i.e. at debt maturity).  The Company’s interest rate risk policy reflects guidelines approved by the Board of Directors.  Risk management activities aim to manage the mix of fixed-to-floating debt to best manage the tradeoff between longer term interest rate reset risk and shorter term volatility in interest rates.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

In order to mitigate its exposure to interest rate changes, Talisman enters into interest rate swaps from time to time to manage the ratio of fixed rate debt to floating rate debt.  At September 30, 2009, the Company had fixed-to-floating interest rate swap contracts with a total notional amount of US$300 million that expire on May 15, 2015. During the nine-months ended September 30, 2009, the fair value of the fixed-to-floating interest rate swaps decreased by $17 million.  Starting in the fourth quarter of 2008, the Company no longer designated the swap as a hedge.

In respect of financial instruments existing at September 30, 2009, a 1% increase in interest rates would have resulted in a $9 million decrease in net income, principally related to the fair value of the interest rate swap, for the three month period ended September 30, 2009.  A similar decrease in interest rates would have had the opposite effect.

Credit Risk

Talisman is exposed to credit risk, which is the risk that a customer or counterparty will fail to perform an obligation or settle a liability, resulting in financial loss to the Company.  Talisman manages exposure to credit risk by adopting credit risk guidelines approved by the Board of Directors that limit transactions according to counterparty creditworthiness.   The Company routinely assesses the financial strength of its joint participants and customers, in accordance with the credit risk guidelines.

A significant proportion of Talisman’s accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks.  Substantially all of the Company's trade accounts receivable at September 30, 2009 were current. Talisman had no customers with individually significant balances outstanding at September 30, 2009. Concentration of credit risk is mitigated by having a broad domestic and international customer base.  The maximum credit exposure associated with accounts receivable is the carrying value.

Derivative counterparty exposure decreased during the third quarter of 2009 due principally to the settlement of contracts.  The Company diversifies its derivative counterparty exposure.

The Company also has credit risk arising from cash and cash equivalents held with banks and financial institutions.  The Company’s policy allows it to deposit cash balances at financial institutions subject to a sliding scale limit, depending on creditworthiness.

The maximum credit exposure associated with financial assets is the carrying values.

Liquidity Risk

Talisman is exposed to liquidity risk, which is the risk that the Company may be unable to generate or obtain sufficient cash to meet its commitments as they come due. Talisman mitigates this risk through its management of cash, debt, committed credit capacity and its capital program.

Talisman maintains appropriate undrawn capacity in its revolving credit facilities to meet short-term fluctuations from forecasted results. Talisman manages its liquidity requirements by use of both short-term and long-term cash forecasts, and by maintaining appropriate undrawn capacity under committed bank lines.

The majority of the Company's debt matures subsequent to 2010, with $11 million maturing in 2010.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

At September 30, 2009, the Company had not drawn against its available $2.8 billion of bank lines of credit, which are all fully committed through 2012.  These maturity dates may be extended from time to time by agreement between the Company and the respective lenders.  During 2009, the Company has diversified its maturities and enhanced liquidity through the private placement and notes offering described in note 8.

Commodity Price Risk

The Company had the following commodity price derivative contracts outstanding at September 30, 2009:

Fixed price swaps	Term	mcf/d	C$/mcf	Fair value
ICE index	Oct-Dec 2009	20,638	7.38	3
ICE index	Jan-Mar 2010	20,638	7.38	1
ICE index	Apr-Sep 2010	20,638	6.07	(2)
ICE index	Oct-Dec 2010	17,824	7.13	(3)
ICE index	Jan-Mar 2011	17,824	7.13	(5)
ICE index	Apr-Jun 2011	16,886	6.50	(4)
				(10)

			Floor/ceiling
Two-way collars	Term	bbls/d	US$/bbl	Fair value
Dated Brent oil index	Oct-Dec 2009	35,000	97.71/139.00	97
WTI	Oct-Dec 2009	25,000	43.44/50.17	(51)
WTI	Oct-Dec 2009	11,000	60.00/86.30	1
WTI	Oct-Dec 2009	5,000	97.80/123.92	12
Dated Brent oil index	Jan-Dec 2010	28,000	52.57/80.14	(58)
Dated Brent oil index	Jan-Dec 2010	24,000	71.75/90.00	41
WTI	Jan-Dec 2010	22,000	50.20/60.87	(136)
				(94)

			Floor/ceiling
Two-way collars	Term	mcf/d	C$/mcf	Fair value
AECO index	Oct 2009	9,482	6.33/6.76	1
AECO index	Jan-Jun 2010	94,820	5.82/7.17	10
AECO index	Jan-Dec 2010	47,410	5.78/7.39	2
				13

Put options	Term	mcf/d	C$/mcf	Fair value
AECO index	Oct-Dec 2009	222,827	6.33	39

In respect of outstanding financial instruments and assuming forward commodity prices in existence at September 30, 2009, an increase of US$1/bbl in the price of oil and $0.10/mcf in the price of natural gas would have reduced the net fair value of commodity derivatives thereby resulting in a decrease in net income of approximately $20 million for the three month period ended September 30, 2009.  A similar decrease in commodity prices would result in an increase in net income of approximately $22 million for the three month period ended September 30, 2009.

The Company may hedge a portion of its future production to protect cash flows to allow the Company to meet its strategic objectives.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

Physical Commodity Contracts

The Company enters into fixed price sales contracts for the physical delivery of commodities. These contracts are in the regular course of business and are intended to be settled by delivering the product. As such, the fair value of these contracts is not recognized in the Consolidated Financial Statements and future revenues are recognized in net income as earned over the term of the contract.  The Company anticipates having sufficient future production to meet these fixed price sales contract commitments.
The Company had the following physical commodity contracts outstanding at September 30, 2009:

Contract	Term	Average volume	Average price or floor/ceiling
AECO natural gas swaps	Oct 2009	66,374 mcf/d	C$6.42/mcf
AECO natural gas collars	Oct 2009	104,302 mcf/d	C$6.34/6.99/mcf
AECO natural gas collars	Nov-Dec 2009	90,079 mcf/d	C$6.33/7.20/mcf
AECO natural gas swaps	Nov-Dec 2009	23,705 mcf/d	C$6.34/mcf
AECO natural gas swaps	Jan-Dec 2010	14,223 mcf/d	C$6.33/mcf
AECO natural gas collars	Jan-Dec 2010	175,417 mcf/d	C$6.33/7.55/mcf
AECO natural gas swaps	Oct 2009-Dec 2011	3,671 mcf/d	C$3.15/mcf

12.	Other Expenses

	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008
Foreign exchange (gains) losses	(75)	(38)	26	(56)
Net gain on asset disposals	(20)	(93)	(16)	(75)
Other	16	22	15	-
	(79)	(109)	25	(131)

13.	Employee Benefits

	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008
Current service cost - defined benefit	5	6	13	16
Current service cost - defined contribution	3	3	11	9
Interest cost	3	4	12	11
Expected return on plan assets	(2)	(5)	(6)	(14)
Actuarial loss	-	3	1	8
	9	11	31	30

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

14.	Selected Cash Flow Information

	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008
Items not involving cash:
Depreciation, depletion and amortization	610	595	2,005	1,713
Dry hole	84	137	380	272
Net gain on asset disposals	(20)	(93)	(16)	(75)
Stock-based compensation (recovery)	77	(306)	209	(244)
Future taxes and deferred petroleum revenue tax (recovery)	(23)	385	(488)	397
Mark-to-market change of held-for-trading financial instruments	46	(625)	1,186	(96)
Other	(33)	14	(4)	11
	741	107	3,272	1,978
Interest paid	59	46	142	122
Income taxes paid	308	563	706	999

15.	Contingencies and Commitments

From time to time, Talisman is the subject of litigation arising out of the Company’s operations. Damages claimed under such litigation, including the litigation discussed below, may be material or may be indeterminate and the outcome of such litigation may materially impact the Company’s financial condition or results of operations. While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defending itself against such litigation. These claims are not currently expected to have a material impact on the Company’s financial position.

On September 12, 2006, the United States District Court for the Southern District of New York (the Court) granted Talisman's Motion for Summary Judgment, dismissing the lawsuit brought against Talisman by the Presbyterian Church of Sudan and others under the Alien Tort Claims Act. The lawsuit alleged that the Company conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connection with the Company's now disposed of interest in oil operations in Sudan. The plaintiffs have twice attempted to certify the lawsuit as a class action. In March 2005 and in September 2005, the Court rejected the plaintiffs' effort to certify two different classes (or groups) of plaintiffs. The plaintiffs appealed to the Second Circuit Court of Appeals, the Court's decision granting Talisman's Motion for Summary Judgment, its denial of class certification, and its refusal to consider the plaintiffs' proposed third amended complaint. On October 2, 2009, the Second Circuit Court of Appeals dismissed the plaintiffs' appeal.  The plaintiffs were granted an extension of time to apply to the Second Circuit Court of Appeals for a review by all of the Judges of the Second Circuit Court of Appeals of the dismissal of the appeal. The granting of a review of a prior appeal decision is in the discretion of the Second Circuit Court of Appeals.  Talisman believes the lawsuit is entirely without merit.

There have been no significant changes in the Company’s expected future payment commitments, and the timing of those payments, since December 31, 2008.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars (“$”) except as noted)

16.	Cash and cash equivalents

Of the cash and cash equivalents balance of $2 billion, arising largely from the disposition of assets described in note 2, $115 million has been invested in bank deposits and the remainder in highly rated marketable securities with maturities of less than three months.

Included in the cash and cash equivalents balance is $21 million that is held in escrow pending satisfaction of conditions precedent relating to an acquisition described in note 3.

17.	Subsequent events

On October 5, 2009, Talisman declared a semi-annual dividend of 11.25 cents per share which will be paid on December 31, 2009.

18. Segmented Information

	North America (1)				UK				Scandinavia
	Three months ended September 30		Nine months ended September 30		Three months ended September 30		Nine months ended September 30		Three months ended September 30		Nine months ended September 30
(millions of C $)	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Revenue
Gross sales	445	1,052	1,432	2,993	484	970	1,606	2,753	224	347	678	993
Hedging	-	-	-	-	-	(4)	-	(28)	-	-	-	-
Royalties	54	186	186	530	1	6	4	11	-	-	-	-
Net sales	391	866	1,246	2,463	483	960	1,602	2,714	224	347	678	993
Other	22	22	69	67	6	7	17	15	-	1	2	2
Total revenue	413	888	1,315	2,530	489	967	1,619	2,729	224	348	680	995
Segmented expenses
Operating	131	140	422	409	226	236	655	681	79	64	215	200
Transportation	17	17	44	51	10	16	33	34	11	10	36	28
DD&A	269	280	807	790	165	162	618	473	77	88	266	261
Dry hole	36	102	165	169	-	33	30	59	(2)	1	61	43
Exploration	29	48	65	112	6	11	13	23	4	18	16	43
Other	(17)	(78)	(25)	(84)	11	6	6	6	1	-	5	3
Total segmented expenses	465	509	1,478	1,447	418	464	1,355	1,276	170	181	599	578
Segmented income (loss) before taxes	(52)	379	(163)	1,083	71	503	264	1,453	54	167	81	417
Non-segmented expenses
General and administrative
Interest on long-term debt
Stock-based compensation (recovery)
Currency translation
(Gain) Loss on held-for-trading financial instruments
Total non-segmented expenses
Income (loss) from continuing
operations before taxes
Capital expenditures
Exploration	254	555	562	954	40	26	130	104	11	33	139	123
Development	114	188	324	473	135	153	425	463	136	199	384	500
Midstream	(2)	3	28	34	-	-	-	-	-	-	-	-
Exploration and development	366	746	914	1,461	175	179	555	567	147	232	523	623
Property acquisitions
Proceeds on dispositions
Other non-segmented
Net capital expenditures (4)
Property, plant and equipment			8,171	8,357			4,490	4,738			2,057	1,745
Goodwill			214	215			293	306			636	601
Other			2,421	835			224	253			178	153
Discontinued operations			347	896			-	165			132	93
Segmented assets			11,153	10,303			5,007	5,462			3,003	2,592
Non-segmented assets
Total assets (5)

					(1) North America				2009	2008	2009	2008
					Canada				385	823	1,227	2,349
					US				28	65	88	181
					Total revenue				413	888	1,315	2,530
					Canada						7,299	7,556
					US						872	801
					Property, plant and equipment (5)						8,171	8,357

					(4) Excluding corporate acquisitions.
					(5) Current year represents balances as at September 30, prior year represents balances as at December 31.

18. Segmented Information

	Southeast Asia (2)				Other (3)				Total
	Three months ended September 30		Nine months ended September 30		Three months ended September 30		Nine months ended September 30		Three months ended September 30		Nine months ended September 30
(millions of C $)	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Revenue
Gross sales	555	803	1,375	2,088	63	47	280	376	1,771	3,219	5,371	9,203
Hedging	-	-	-	-	-	-	-	-	-	(4)	-	(28)
Royalties	189	365	466	889	20	25	121	204	264	582	777	1,634
Net sales	366	438	909	1,199	43	22	159	172	1,507	2,633	4,594	7,541
Other	-	-	-	-	1	(2)	1	-	29	28	89	84
Total revenue	366	438	909	1,199	44	20	160	172	1,536	2,661	4,683	7,625
Segmented expenses
Operating	54	54	185	143	4	-	29	16	494	494	1,506	1,449
Transportation	11	17	39	44	2	2	6	6	51	62	158	163
DD&A	93	63	285	174	6	2	29	15	610	595	2,005	1,713
Dry hole	40	1	90	1	10	-	34	-	84	137	380	272
Exploration	16	11	44	37	19	13	64	57	74	101	202	272
Other	3	1	3	4	(2)	-	10	(4)	(4)	(71)	(1)	(75)
Total segmented expenses	217	147	646	403	39	17	172	90	1,309	1,318	4,250	3,794
Segmented income (loss) before taxes	149	291	263	796	5	3	(12)	82	227	1,343	433	3,831
Non-segmented expenses
General and administrative									79	58	242	195
Interest on long-term debt									54	45	144	125
Stock-based compensation (recovery)									98	(297)	249	(37)
Currency translation									(75)	(38)	26	(56)
(Gain) Loss on held-for-trading financial instruments									(98)	(567)	270	31
Total non-segmented expenses									58	(799)	931	258
Income (loss) from continuing
operations before taxes									169	2,142	(498)	3,573
Capital expenditures
Exploration	54	42	179	219	39	24	156	76	398	680	1,166	1,476
Development	78	138	364	330	12	1	24	2	475	679	1,521	1,768
Midstream	-	-	-	-	-	-	-	-	(2)	3	28	34
Exploration and development	132	180	543	549	51	25	180	78	871	1,362	2,715	3,278
Property acquisitions									227	65	322	454
Proceeds on dispositions									(44)	(89)	(143)	(89)
Other non-segmented									11	13	34	42
Net capital expenditures (4)									1,065	1,351	2,928	3,685
Property, plant and equipment			3,019	2,984			832	814			18,569	18,636
Goodwill			113	129			-	-			1,256	1,251
Other			339	304			110	127			3,272	1,672
Discontinued operations			-	-			35	292			514	1,446
Segmented assets			3,471	3,417			977	1,233			23,611	23,005
Non-segmented assets											293	1,270
Total assets (5)											23,904	24,275

					(2) Southeast Asia				2009	2008	2009	2008
					Indonesia				187	278	491	737
					Malaysia				115	142	266	379
					Vietnam				25	-	78	-
					Australia				39	18	74	83
					Total revenue				366	438	909	1,199
					Indonesia						862	990
					Malaysia						1,233	1,277
					Vietnam						413	470
					Papua New Guinea						289	-
					Australia						222	247
					Property, plant and equipment (5)						3,019	2,984

					(3) Other				2009	2008	2009	2008
					Algeria				44	20	160	172
					Total revenue				44	20	160	172
					Algeria						186	221
					Other						646	593
					Property, plant and equipment (5)						832	814